

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Barry E. Davis
President and Chief Executive Officer
EnLink Midstream Partners, LP
2501 Cedar Springs
Dallas, Texas 75201

  Re: **EnLink Midstream Partners, LP**
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 28, 2014
    File No. 1-36340

Dear Mr. Davis:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief